SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

{X}     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
        THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

{ }     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
        THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 001-14049
                      IMS HEALTH INCORPORATED SAVINGS PLAN

                             IMS HEALTH INCORPORATED
                       200 NYALA FARMS, WESTPORT, CT 06880

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Benefits Committee of IMS Health Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       IMS Health Incorporated

                                       /S/ JAMES C. MALONE
                                       -------------------------
                                       James C. Malone
                                       Chief Financial Officer

June 28, 2000

                      IMS HEALTH INCORPORATED SAVINGS PLAN
                                DECEMBER 31, 1999

                               INDEX TO FORM 11-K

                                                                      PAGE (S)

Report of  Independent Accountants ....................................    4

Financial Statements:

  Statement of Net Assets Available for Benefits with Fund Information
     as of December 31, 1999 and December 31, 1998 ....................    5

  Statement of Changes in Net Assets Available for Benefits for the
    year ended December 31, 1999 ......................................    6

Notes to Financial Statements .........................................  7 - 10

Supplemental Schedules:

  Line 27a: Schedule of Assets Held for Investment Purposes ...........    11

Exhibit Index .........................................................    12

Exhibit 23 -- Consent of Independent Accountants ......................    13

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator and Plan Participants of
IMS Health Incorporated Savings Plan:


     In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the IMS Health Incorporated Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 3 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         /S/ PRICEWATERHOUSECOOPERS LLP
                                         ---------------------------------------
                                             PRICEWATERHOUSECOOPERS LLP

New York, New York
June 28, 2000

                      IMS HEALTH INCORPORATED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             (DOLLARS IN THOUSANDS)

                                                  DECEMBER 31,     December 31,
                                                       1999            1998
                                                  ------------     ------------

Investments at fair value ...................       $115,550           $ 96,178

Due from broker for securities sold .........            215               --

Loan and interest receivable ................            136                  4

Receivables:
  Members contributions .....................            502                630
  Company contributions .....................            106                136
                                                    --------           --------
Net assets available for benefits ...........       $116,509           $ 96,948
                                                    ========           ========

   The accompanying notes are an integral part of these financial statements.

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                      IMS HEALTH INCORPORATED SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                             (DOLLARS IN THOUSANDS)

                                                                        Total
                                                                      ---------
ADDITIONS TO NET ASSETS

Attributed to:
Transfer in from Other Trustee .............................          $   1,234

Investment Income:
Net appreciation/(depreciation) ............................             11,009
Interest and dividend income ...............................              1,834
                                                                      ---------
  Total Investment Income ..................................             12,843

                                                                      ---------

Contributions:
  Members ..................................................              8,912
  Company ..................................................              2,990
  Rollover .................................................                553
                                                                      ---------
    Total Contributions ....................................             12,455
                                                                      ---------

Total additions ............................................             26,532
                                                                      ---------

DEDUCTIONS FROM NET ASSETS

Attributed to:
Benefits paid to members ...................................             (6,971)
                                                                      ---------
  Total Deductions .........................................             (6,971)

Net Increase ...............................................             19,561

Net assets available for benefits:
  Beginning of year ........................................             96,948
                                                                      ---------
  End of year ..............................................          $ 116,509
                                                                      =========

    The accompanying notes are an integral part of these financial statements

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Dollar amounts in thousands

NOTE 1. DESCRIPTION OF THE PLAN


The following description of the IMS Health Incorporated Savings Plan (the "Plan") provides only general information. Participating members ("Members") should refer to the Plan document for a more complete description of the Plan's provisions. Information with regard to eligibility, contributions, distributions, vesting, Bankers Trust (the "Trustee"), withdrawals, restoration, loans, fund redistribution, and definitions of all terms are contained in that document.

GENERAL

The Plan is a defined contribution plan available to all U.S. employees of IMS Health Incorporated ( the "Company") and certain of its subsidiaries which have been designated to participate in the Plan. Full-time and regular part-time employees are eligible to participate in the Plan in the first month following their first day of employment. Temporary employees who work at least 1,000 hours in their first year of employment, or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

INVESTMENTS

The following investments represent 5% or more of the net assets available for benefits:

                                                      December 31
                                                    1999         1998
                                                  -------       --------
BGI Equity Index Fund A                           $ 61,397      $    --
BGI Extended Equity Market Fund                   $  7,075      $  4,993
IMS Health Common Stock                           $  9,333      $ 10,511
Wells Fargo Equity Index Fund                     $   --        $ 49,798

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $11,009 as follows:

Commingled trust funds          $13,293
Common stock                   ($ 2,284)

NOTE 2. ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan were prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Significant estimates relate to investment valuation. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect members' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The plan has no formal policy requiring collateral to support the financial instruments held by Bankers Trust. The investments held by Bankers Trust are primarily invested in commingled trust funds. Certain funds invest in corporate debt instruments. The issuer's ability to meet these obligations may be affected by economic developments in their respective industries.

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Dollar amounts in thousands, except member data

INVESTMENTS

The Plan's guaranteed investment contracts are stated at contract values, which represent the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Commingled funds are valued at the net asset values reported by the funds. Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net asses available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS

A member may elect to contribute 1% to 16% of compensation. A member may designate savings as before-tax Savings or after-tax Savings. A member who is a highly compensated employee may be limited to less than 16% due to the existence of certain tests required under the Internal Revenue Code (the "Code"). For 1999, the Code limit on before-tax contributions was $10,000 in the aggregate.

The Company matches an amount equal to 50% of a member's savings, up to the first 6%. Member savings in excess of 6% are supplemental savings that are not matched by Company contributions. Matching Company contributions are invested in the same investment funds as the member's own contributions. The member's contributions and the Company's matching contributions are forwarded monthly to the Trustee.

MEMBER ACCOUNTS

Each member's account is credited with the member's actual contribution and allocations of the Company's contributions and Plan earnings.

VESTING

Members are 100% vested in the Company's matching contributions after the third year of employment with credit given for employment with the Company's predecessors. Notwithstanding the foregoing statement, a member becomes fully vested in their Company contribution account upon retirement, disability, death, or reaching age 65.

MEMBERS LOANS

Members may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of 50 percent of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months. The maximum loan term is 57 months or up to 117 months for the purchase of a primary residence. The loans are secured by the balance in the members account and bear interest at the prime rate at the date of the loan as published in The Wall Street Journal plus 2%. Principal and interest are paid on a monthly basis ratably through payroll deductions. The default of a loan note is deemed a taxable distribution of the unpaid balance. The loan balance was $2,600 and $2,470 as of December 31, 1999 and 1998 respectively.

PAYMENTS OF BENEFITS

Benefits are recorded when paid. On termination of service due to death, disability, retirement or other reasons, a member may elect to receive a lump sum amount equal to the value of the member's vested interest in his or her account, or subject to certain conditions, annual installments over a period not greater than twenty years. Members may also elect to defer distributions subject to certain conditions.

FORFEITURES

A member who is not 100% vested in his or her Company contributions and is terminated for reasons other than retirement, death or disability shall forfeit his or her non-vested Company contributions. Forfeited amounts shall be applied to reduce subsequent Company contributions. In the event the employee is subsequently re-employed by the Company prior to incurring 5 consecutive one year breaks in service, such forfeited amount of his or her Company contributions shall be restored to his or her account. Amounts forfeited for the year January 1, 1999 to December 31, 1999 were not significant and have been used to reduce Company contributions for the plan year ended December 31, 1999.

ADMINISTRATIVE EXPENSES

Transaction and investment manager fees for each fund are charged against the Plan's assets and related rates of return. Trustee fees and other expenses of administering the Plan are borne by the Company.

TRANSFER IN FROM OTHER TRUSTEE

During 1999, the Emron, Inc. 401(k) Savings & Investment Plan was merged with IMS Health Incorporated Savings Plan. This plan merger did not occur until 1999 due to certain financial penalties which would have been incurred by Emron participants if the funds had been transferred prior to that date.

NOTE 3. FEDERAL INCOME TAX

The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. A request for formal determination that the Plan is qualified and the trust established under the Plan is tax-exempt will be made to the Internal Revenue Service in the near future. In the opinion of management, a favorable ruling is expected in due course. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code ("the Code").

NOTE 4. PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the Code which state that, in such event, all members of the Plan shall be fully vested in the amounts in their accounts.

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Dollar amounts in thousands

NOTE 5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                            DECEMBER 31,    December 31,
                                                                                1999            1998
                                                                            ------------    ------------
Net assets available for benefits per the financial statements                $116,509        $96,948

Amounts requested by members for withdrawals and distributions at
  December 31, but paid in subsequent years                                       (848)          (393)
                                                                               -------        -------
Net assets available for benefits per the Form 5500                           $115,661        $96,555
                                                                              ========        =======

The following is a reconciliation of withdrawals and distributions paid to members per the financial statements to the Form 5500:


Withdrawals and distributions paid to members per the financial statements             $6,971

Add:
Amounts requested by members for withdrawals and distributions at December 31,
1999 but  paid in  2000                                                                   848

Less:
Amounts requested by members for withdrawals and distributions at December 31,
1998 but paid in  1999                                                                   (393)
                                                                                       ------
Withdrawal and distributions paid to members per the Form 5500                         $7,426
                                                                                       ======

Withdrawals and distributions to participants recorded on the Form 5500 for benefit claims include amounts that have been processed and approved for payment prior to December 31 but not paid as of that date.

NOTE 6. SUBSEQUENT EVENT

The Company recently announced a plan to spin off "New Strategic Technologies" (the "Distribution"). New Strategic Technologies includes, (i) the pharmaceutical industry automated sales and marketing support business of IMS Health Strategic Technologies, Inc. and certain other foreign subsidiaries of IMS HEATH, (ii) substantially all of IMS Health's interactive and direct marketing business, of Clark-O-Neill, and (iii) a 51% interest in Permail Pty. Ltd. The transaction is anticipated to be completed in the third quarter of 2000. In connection with the transaction the plan assets of the active members employed by New Strategic Technologies may be transferred to a new Plan established by New Strategic Technologies.

The company recently announced the execution of an agreement providing for the sale of its ERISCO Managed Care Technologies, Inc. a wholly owned subsidiary to The TriZetto Group Inc. The transaction is expected to be completed in the third quarter of 2000. In connection with the transaction the Plan assets of the active members employed by ERISCO Managed Care Technologies, Inc. may be transferred to a new Plan established by the TriZetto Group Inc.

During 2000 the plan changed its record keeper and plan trustee to CIGNA/CG Trust.

IMS HEALTH INCORPORATED SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Dollar amounts


Line 27a - Schedule of Assets Held for Investment purposes as of December 31, 1999

Description of Asset                                                    Cost           Fair Value
----------------------------------------------------------            --------         ----------
BT Pyramid Directed Account Cash Fund                                 $     77         $      77
BGI Equity Index Fund A                                                 24,681            61,397
BGI US Debt Fund                                                         2,008             2,071
BGI US Debt Fund E                                                          77                76
BGI Extended Equity Market Fund E                                          288               321
BGI Extended Equity Market Fund                                          4,773             7,075
BGI Miscellaneous Fund Malaysia                                              8                22
BGI  Equity Market Fund E                                                  746               773
IMS Health Common Stock                                                  9,201             9,333
Gartner Group Inc.                                                         744               440
BGI EAFE Equity Index Fund E                                             1,483             1,740
BGI EAFE Equity Index Fund A                                             2,192             3,170
Allstate - Rate 6.24% Matures on 10/1/2001                                 940               940
Allstate - Rate 5.28% Matures on 10/1/2002                               2,371             2,371
John Hancock - Rate 6.22% Matures on 4/3/2000                              552               552
John Hancock - Rate 6.12% Matures on 4/2/2001                            1,916             1,916
John Hancock - Rate 5.66% Matures on 4/3/2001                            1,493             1,493
John Hancock - Rate 6.01% Matures on 4/1/2002                              996               996
John Hancock - Rate 6.69% Matures on 4/1/2005                            1,608             1,608
Metropolitan Life - Rate 6.15% Matures on 10/2/2000                        398               398
Metropolitan Life - Rate 6.693% Matures on 10/1/2000                     1,898             1,898
Metropolitan Life - Rate 6.08% Matures on 10/1/2001                      2,135             2,135
Metropolitan Life - Rate 6.75% Matures on 10/2/2001                        963               963
New York Life - Rate 5.70% Matures on 4/1/2003                           3,111             3,111
New York Life - Rate 6.25% Matures on 4/3/2000                             613               613
New York Life - Rate 7.17% Matures on 10/2/2000                          3,197             3,197
Principal Mutual - Rate 6.40% Matures on 10/2/2000                         928               928
Principal Mutual - Rate 7.22% Matures on 10/2/2002                       3,336             3,336
Member Loans                                                             2,600             2,600
                                                                       --------        ---------
Total Investment                                                       $ 75,333        $ 115,550
                                                                       ========        =========

IMS HEALTH INCORPORATED SAVINGS PLAN
EXHIBIT INDEX

EXHIBIT
  NO.               DESCRIPTION
-------             -----------------------------------------------------
EX - 23             Consent of Independent Accountants